STATEMENTS RE: COMPUTATION OF RATIOS

(in thousands USD)

Exhibit 12.1

	Year Ended December 31, 2007	Year Ended December 31, 2008	Year Ended December 31, 2009	Year Ended December 31, 2010	Year Ended December 31, 2011
Computation of Fixed Charges
Interest expense	$19,454	$22,363	$21,522	$22,071	$22,954
Amortization of debt issuance costs and debt discount	665	723	713	711	767
Portion of rental expense representative of interest (1)	816	2,690	1,667	1,583	1,765

Total fixed charges	20,935	25,776	23,902	24,365	25,486

Computation of Earnings
Income (loss) from continuing operations before income taxes	(976)	1,439	(106,591)	(20,923)	(66,670)
Fixed charges per above	20,935	25,776	23,902	24,365	25,486

Total earnings	19,959	27,215	(82,689)	3,442	(41,184)

Ratio of earnings to fixed charges	1.0	1.1	*	0.1	*

* Earnings inadequate to cover fixed charges
Deficiency	$—	$—	$(106,591)	$(20,923)	$(66,670)

(1)	The interest portion of operating leases is assumed to be 30%.